# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willow Tree Capital Corporation, CIK 0001944831
CUSIP: 000000000
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 450 Park Avenue, 29th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 11/08/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002041658

## Reporting persons
- Host-Plus Pty Ltd as trustee of the Hostplus Pooled Superannuation Trust: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 5,750,887; shared voting power 0; sole dispositive power 5,750,887; shared dispositive power 0; aggregate amount beneficially owned 5,750,887 (31.9% of the class)
  Comment: This percentage is calculated based on 18,030,278 shares of Common Stock outstanding, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025.

## Item 1. Issuer
Name of issuer: Willow Tree Capital Corporation
Address of issuer's principal executive offices: 450 Park Avenue, 29th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Host-Plus Pty Ltd as trustee of the Hostplus Pooled Superannuation Trust
Address of principal business office or, if none, residence: Level 9, 114 William Street, Melbourne, Australia VIC 3000
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Trustee of a Pooled Superannuation Trust

## Item 4. Ownership
Amount beneficially owned: 5,750,887
Percent of class: 31.90%
Sole power to vote or to direct the vote: 5,750,887
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 5,750,887
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Trustee of a Pooled Superannuation Trust is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Host-Plus Pty Ltd as trustee of the Hostplus Pooled Superannuation Trust: /s/ David Elia, David Elia / CEO (04/01/2025)